Exhibit 99.1

Cogo Reports Unaudited Earnings for Second Quarter 2013

•	Cogo’s unaudited revenue in the second quarter ended June 30, 2013, was $184.9 million, down 4.1% from a year earlier, while net income for the same period was $1.7 million, down 6.2% from $1.8 million reported in the same period in 2012

•	Non-GAAP net income was $4.4 million down 14.4% from $5.2 million reported for the same period in 2012

•	Diluted Earnings per share (“EPS”) came to $0.05 and, on a non-GAAP basis, $0.13 a share

•	Cogo’s Audit Committee continues to review its Chairman and CEO’s proposed purchase of certain net assets

SHENZHEN, China, August 15, 2013—Cogo Group, Inc. (NASDAQ: COGO) (“Cogo” or the “Company”), one of the leading gateways for global semiconductor companies to access the industrial and technology markets in China, today announced unaudited financial results for its second quarter ended June 30, 2013.

Unaudited revenue in the second quarter was $184.9 million, down 4.1% year-over-year from $192.9 million in the second quarter of 2012.

Jeffrey Kang, CEO and Chairman of Cogo, commented, “The Audit Committee, comprising the three independent board members of Cogo, continues to make progress in the due diligence process on my proposal to purchase certain of Cogo’s net assets.”

Mr. Kang said: “If the transaction is approved, it is expected that Cogo would dispose most of its components business while all services and technical solutions businesses would become Cogo’s core business. The bulk of Cogo’s accounts receivable, inventories, accounts payable and bank loans would be sold to the buyer under the proposal. The disposal of the net assets in a cash transaction is expected to increase Cogo’s net cash position. The sale would allow the company to focus on developing a higher margin service and technical solution business, thus creating greater value for shareholders.”

Mr. Kang added, “Management believes that retaining the Company’s listing will provide greater return for its shareholders than privatization. While the proceeds could also fund the Company’s buyback program for investors who wish to sell their shares of the Company, it allows the Company to continue to leverage its listed status to develop higher margin business and venture to new business to generate greater value to shareholders.”

Financial Results

Cogo’s net income in the second quarter of 2013 was $1.7 million, down 6.2% from $1.8 million in the same period in 2012, with non-GAAP net income at $4.4 million down 14.4% from $5.2 million a year earlier. Diluted EPS was $0.05, unchanged from the second quarter of 2012, and non-GAAP diluted EPS was $0.13, down 7.1% from the second quarter of 2012.

Key Financial Indicators

(all numbers in USD thousands, except share data)

	Q2 2013 (1) (unaudited)		Q2 2012(1) (unaudited)	Percentage Change
Net Revenue	$184,928		$192,861	-4.1%
Cost of Sales	$172,762		$179,104	-3.5%
Gross Profit	$12,166		$13,757	-11.6%
Operating Expenses	$9,111		$9,923	-8.2%
Net Income attributable to Cogo Group, Inc.	$1,684	(2)	$1,796	-6.2%
Diluted EPS attributable to Cogo Group, Inc.	$0.05		$0.05	0.0%
Non-GAAP Diluted EPS attributable to Cogo Group, Inc.	$0.13		$0.14	7.1%

(1)	The US dollar (“USD”) amounts are calculated based on the conversion rate of $1 to RMB6.1374 as of June 30, 2013 and $1 to RMB6.353 as of June 30, 2012.
(2)	Included in the Q2 2013 net income attributable to Cogo Group, Inc. was $1.9 million of share-based compensation expenses recognized in accordance with Accounting Standards Codification (“ASC”) 718, Compensation-Stock Compensation and $0.9 million of amortization of intangible assets and related deferred taxation. Non-GAAP net income attributable to Cogo Group, Inc. was $4.4 million.

Revenue Review

Revenue for the second quarter was $184.9 million, a decrease of 4.1% from $192.9 million in the same period in 2012. The revenue breakdown includes: $69.1 million, or 37.4% of total sales for digital media (including the mobile handset business), down 5.2% year-over-year; $79.8 million or 43.2% of total sales for telecommunications equipment, representing a 5.7% decrease year-over-year; and $35.2 million or 19.0% of total sales relating to industrial business, down 0.6% year-over-year. The Company recorded $0.8 million or 0.4% of total sales from the service business in the second quarter of 2013, increased 100% from $0.4 million recorded in the first quarter of 2013.

Cost of sales, which includes the aggregate purchase of components from suppliers and the direct cost of services, was $172.8 million, down 3.5% from $179.1 million in the second quarter of 2012. Gross profit for the second quarter was $12.2 million, down 11.6% from $13.8 million in the second quarter of last year. The gross margin for the second quarter of 2013 was 6.6%, down from 7.1% a year earlier.

Operating expenses, including selling, general and administrative, and research and development expenses, totaled $9.1 million, down 8.2% from $9.9 million in the second quarter of 2012.

Income from operations was $3.1 million, down 20.3% from $3.8 million in the same period of 2012. The operating margin was 1.7%, down from 2.0% in the second quarter of 2012. Excluding the effects of share-based compensation expenses and amortization of intangible assets and related deferred taxation, operating margin would have been 3.2% for the second quarter of 2013, compared to 3.8% in the second quarter of 2012. The effective tax rate for the second quarter of 2013 was 12.0%, up from 10.8% a year earlier.

Cogo’s net income for the second quarter of 2013 was $1.7 million, with diluted EPS of $0.05 on a GAAP basis, compared to net income of $1.8 million and diluted EPS $0.05, in the second quarter of 2012. Included in the second quarter of 2013 were $1.9 million for share-based compensation expenses and $0.9 million for amortization of intangible assets and related deferred taxation. Excluding share-based compensation expenses and amortization of intangible assets and related deferred taxation, the non-GAAP net income would have been $4.4 million, or Non-GAAP Diluted EPS of $0.13. The weighted average number of shares used in the calculation of diluted EPS was 33.1 million compared to 36.4 million in the second quarter of 2012.

For the six-month period ended June 30, 2013, the Company reported revenue of $369.5 million, up 2.4% from $360.7 million in the first-half year of 2012. Gross profit was $24.3 million, down 3.2% from $25.1 million in the first-half year of 2012. The gross margin was 6.6%, compared to 7.0% in the same period last year. Net operating expenses were $18.1 million, down 4.7% from $19.0 million in the first half of 2012. Income from operations was $6.2 million, down 1.6% from the $6.1 million reported a year earlier. The non-GAAP operating margin, excluding share-based compensation expenses and amortization of intangible assets, was 3.3%, compared to 3.6% in the same period last year, as a result of a lower gross margin. The Company had an effective tax rate of 11.4% compared to 11.9% during the same period last year. Non-controlling interests’ share of income was $1.9 million, up from $1.7 million in the first-half of 2012. Cogo’s net income for the half-year period was up 3.3% at $3.1 million from the same period last year.

Balance Sheets and Cash Flows

Total cash, including pledged bank deposits, was $140.8 million at the end of the second quarter, down from $141.5 million as of December 31, 2012. Bank borrowings decreased to $90.1 million as of June 30, 2013, from $98.6 million at the end of 2012. The Company has a current ratio of 2.6 to 1 and has operating cash outflow of $6.8 million during the second quarter of 2013.

Inventories decreased from $82.9 million as of December 31, 2012, to $67.2 million as of June 30, 2013. Inventory turnover days numbered 35 days in the second quarter of 2013 down from 41 days in the fourth quarter of 2012. Accounts receivable increased from $113.2 million as of December 31, 2012, to $170.6 million as of June 30, 2013, and the Days Sales Outstanding increased from 52 days in the fourth quarter of 2012 to 84 days. Accounts payable increased from $16.5 million at the end of 2012 to $23.2 million as of June 30, 2013, and Days Payable Outstanding increased from 8 days to 12 days. Cogo’s cash conversion cycle increased from 85 days in the fourth quarter of 2012 to 107 days in the second quarter of 2013.

Total equity was $261.3 million as of June 30, 2013, an increase of 2.4% from $255.3 million as of December 31, 2012. During the second quarter of 2013, the Company repurchased approximately 2.2 million ordinary shares at an average price of $1.98 per share and a total cost of more than $4.3 million pursuant to the current stock repurchase program. Cogo has repurchased almost 6.4 million shares since September 24, 2012. Under the current repurchase program, and there are approximately 3.6 million shares left out of the 10 million shares authorized for the program. Cogo continues to view share buybacks as a strategic use of cash.

Cogo 2013 Q2 Earnings Results Conference Call

Date/ Time:

August 15, 2013 (Thursday) @ 8:00 PM (ET)

Conference Call:

Toll-Free 1-877-941-4774

Toll/International +1-480-629-9760

Webcast/ Audio Recording:

http://public.viavid.com/index.php?id=105721

Replay (from 8/15/2013 at 11:00 pm to 8/17/2013 at 11:59 pm ET):

US/ Canada Toll-Free: 1-877-870-5176 (Passcode: 4635093)

International: +1-858-384-5517 (Passcode: 4635093)

About Cogo Group, Inc.:

Cogo Group, Inc. (Nasdaq: COGO) is the leading gateway for global semiconductor companies to access the rapidly growing Industrial and Technology sectors in China. Through its unique business-to-business services platform, Cogo designs customized embedded solutions using technology from suppliers including Broadcom, Xilinx, Atmel and others for a customer base of over 2,100 Chinese OEMs/ODMs. Cogo’s customer list includes approximately 100 blue-chip companies, including ZTE, BYD and NARI, as well as nearly 2,000 Small and Medium Enterprises (SMEs). The Company serves a broad list of rapidly growing end-markets in China, including 3G Smartphones, Tablets, Automotives, High-Speed Railway, Smart Meter/Smart Grid, Healthcare and High Definition Television “HDTV.”

For further information:
Investor Relations

www.cogo.com.cn/investorinfo.html
communications@cogo.com.cn

H.K.:	+852 2730 1518
U.S.:	+1 (646) 291 8998
Fax:	+86 755 2674 3522

Safe Harbor Statement:

This press release includes certain statements that are not descriptions of historical facts, but are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities and Exchange Act of 1934. These forward-looking statements may include statements about our proposed discussions related to our business or growth strategy such as growth in digital media, telecommunications and industrial applications businesses, as well as our potential acquisitions which are subject to change. Such information is based upon expectations of our management that were reasonable when made, but may prove to be incorrect. All such assumptions are inherently subject to uncertainties and contingencies beyond our control and upon assumptions with respect to future business decisions, which are subject to change. For further descriptions of other risks and uncertainties, see our most recent Annual Report filed with the Securities and Exchange Commission (SEC) on Form 20-F, and our subsequent SEC filings. Copies of filings made with the SEC are available through the SEC's electronic data gathering analysis retrieval system (EDGAR) at www.sec.gov.

About Non-GAAP Financial Measures:

To supplement Cogo’s unaudited consolidated financial results presented in accordance with GAAP, Cogo uses the following measures defined as Non-GAAP financial measures by the SEC: 1) Non-GAAP net income attributable to Cogo Group, Inc. which is net income attributable to Cogo Group, Inc. excluding share-based compensation expenses and amortization of intangible assets and related deferred taxation, and 2) Non-GAAP diluted EPS attributable to Cogo Group, Inc., which is diluted EPS excluding share-based compensation expenses and amortization of intangible assets and related deferred taxation. The presentation of these Non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these Non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of Non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

Cogo believes that these Non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based compensation expenses and amortization of intangible assets and related deferred taxation that may not be indicative of its operating performance from a cash perspective. Cogo believes that both management and investors benefit from referring to these Non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These Non-GAAP financial measures also facilitate management’s internal comparisons to Cogo’s historical performance and liquidity. Cogo computes its Non-GAAP financial measures using the same consistent method from quarter to quarter.

Cogo believes these Non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using Non-GAAP net income attributable to Cogo Group, Inc., Non-GAAP diluted Earnings Per Share attributable to Cogo Group, Inc., Non-GAAP income from operations and Non-GAAP operating margin is that these Non-GAAP measures exclude share-based compensation expenses and amortization of intangible assets and related deferred taxation that have been and will continue to be for the foreseeable future a recurring expense in our business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each Non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to Non-GAAP financial measures.

Tables Attached

FINANCIAL INFORMATION

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

COGO GROUP, INC. and SUBSIDIARIES

Unaudited Condensed Consolidated Balance Sheets as of June 30, 2013

and December 31, 2012

	June 30, 2013		December 31, 2012
	USD’000	RMB’000	RMB’000
Assets
Current assets:
Cash	30,169	185,159	324,839
Pledged bank deposits	110,648	679,091	556,941
Accounts receivable, net	170,592	1,046,993	704,968
Bills receivable	4,064	24,943	27,945
Amount due from related party	—	—	35,743
Inventories	67,230	412,616	516,372
Income taxes receivable	581	3,566	2,098
Prepaid expenses and other receivables	7,883	48,384	56,266
Total current assets	391,167	2,400,752	2,225,172
Property and equipment, net	4,504	27,645	17,515
Intangible assets, net	18,927	116,162	128,810
Other assets	6	35	261
Total Assets	414,604	2,544,594	2,371,758
Liabilities and equity
Current liabilities:
Accounts payable	23,249	142,690	102,878
Bank borrowings	90,074	552,823	614,045
Income taxes payable	1,105	6,781	7,155
Amount due to related party	27,966	171,638	—
Accrued expenses and other liabilities	7,799	47,865	35,734
Total current liabilities	150,193	921,797	759,812
Deferred tax liabilities	3,123	19,167	21,254
Total liabilities	153,316	940,964	781,066
Equity
Common stock:
Par value: USD0.01 Authorized: 200,000,000 Shares Issued: 44,579,871 shares in 2013, 43,423,556 shares in 2012 Outstanding: 29,518,358 shares in 2013, 31,110,922 shares in 2012	567	3,481	3,409
Additional paid in capital	240,163	1,473,976	1,448,396
Retained earnings	98,331	603,498	584,364
Accumulated other comprehensive loss	(21,441)	(131,594)	(122,513)
	317,620	1,949,361	1,913,656
Less cost of common stock in treasury, 15,061,513 shares in 2013 and 12,312,634 shares in 2012	(65,755)	(403,566)	(369,217)
Total Cogo Group, Inc. equity	251,865	1,545,795	1,544,439
Noncontrolling interests	9,423	57,835	46,253
Total equity	261,288	1,603,630	1,590,692
Total liabilities and equity	414,604	2,544,594	2,371,758

COGO GROUP, INC. and SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Income and

Comprehensive Income for the three months ended June 30, 2013 and 2012

	Three months ended June 30,
	2013	2013	2012
	USD’000	RMB’000	RMB’000

Net Revenue	184,928	1,134,978	1,225,247
Cost of sales	(172,762)	(1,060,311)	(1,137,850)
Gross profit	12,166	74,667	87,397

Selling, general and administrative expenses	(6,765)	(41,521)	(39,023)
Research and development expenses	(3,100)	(19,023)	(24,009)
Other operating income (expense)	754	4,630	(12)
Income from operations	3,055	18,753	24,353
Interest expense	(753)	(4,621)	(6,741)
Interest income	511	3,135	3,608
Earnings before income taxes	2,813	17,267	21,220
Income tax expense	(337)	(2,067)	(2,286)
Net income	2,476	15,200	18,934
Less net income attributable to noncontrolling interests	(792)	(4,858)	(7,528)
Net income attributable to Cogo Group, Inc.	1,684	10,342	11,406

Earnings per share attributable to Cogo Group, Inc.
Basic	0.05	0.31	0.31
Diluted	0.05	0.31	0.31

Weighted average number of common shares outstanding
Basic		33,002,573	36,379,789
Diluted		33,111,295	36,379,789

Comprehensive income:
Net income	2,476	15,200	18,934
Other comprehensive income, net of nil tax
Foreign currency translation adjustments	(1,227)	(7,528)	2,624
Total comprehensive income	1,249	7,672	21,558

Less comprehensive income, net of nil tax, attributable to Noncontrolling interests	(742)	(4,556)	(6,783)
Comprehensive income attributable to Cogo Group, Inc.	507	3,116	14,775

COGO GROUP, INC. and SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Income and

Comprehensive Income for the Six months ended June 30, 2013 and 2012

	Six months ended June 30,
	2013	2013	2012
	USD’000	RMB’000	RMB’000

Net Revenue	369,507	2,267,815	2,291,688
Cost of sales	(345,182)	(2,118,517)	(2,131,953)
Gross profit	24,325	149,298	159,735

Selling, general and administrative expenses	(12,914)	(79,254)	(74,823)
Research and development expenses	(6,530)	(40,078)	(47,898)
Other operating income	1,303	7,998	1,729
Income from operations	6,184	37,964	38,743
Interest expense	(1,433)	(8,795)	(12,110)
Interest income	946	5,803	7,627
Earnings before income taxes	5,697	34,972	34,260
Income tax expense	(647)	(3,969)	(4,082)
Net income	5,050	31,003	30,178
Less net income attributable to noncontrolling interests	(1,934)	(11,869)	(10,836)
Net income attributable to Cogo Group, Inc.	3,116	19,134	19,342

Earnings per share attributable to Cogo Group, Inc.
Basic	0.09	0.57	0.53
Diluted	0.09	0.57	0.53

Weighted average number of common shares outstanding
Basic		33,557,265	36,201,755
Diluted		33,762,091	36,201,755

Comprehensive income:
Net income	5,050	31,003	30,178
Other comprehensive income, net of nil tax
Foreign currency translation adjustments	(1,526)	(9,368)	2,926
Total comprehensive income	3,524	21,635	33,104

Less comprehensive income, net of nil tax, attributable to Noncontrolling interests	(1,887)	(11,582)	(10,835)
Comprehensive income attributable to Cogo Group, Inc.	1,637	10,053	22,269

COGO GROUP, INC. and SUBSIDIARIES

UNAUDITED RECONCILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

	Three Months ended June,
	2013	2012
	$’000	$’000
Net Income
GAAP net income attributable to Cogo Group, Inc.	1,684	1,796
Share-based compensation expenses	1,903	2,569
Amortization of intangible assets and related deferred taxation	860	831
Non-GAAP net income attributable to Cogo Group, Inc.	4,447	5,196

Income from operations
GAAP income from operations	3,055	3,834
Share-based compensation expenses	1,903	2,569
Amortization of intangible assets	1,030	995
Non-GAAP income from operation	5,988	7,398

Operating Margin
GAAP operating margin	1.7%	2.0%
Non-GAAP operating margin	3.2%	3.8%

Earnings per share	$	$
GAAP net income attributable to Cogo Group, Inc. per common share-Diluted	0.05	0.05
Non-GAAP net income attributable to Cogo Group, Inc. per common share-Diluted	0.13	0.14

Weighted average number of common shares outstanding
Basic	33,002,573	36,379,789
Diluted	33,111,295	36,379,789